Type:  425
Sequence:  1
Description:  Rule 425 Communications



                   Filed by Lycos, Inc.
                   Pursuant to Rule 425
                   under the Securities Act of 1933
                   Commission File Number 0-27830 Subject
                   Company: Terra Networks, S.A.



          This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein address future financial and operating results and the benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that our businesses will not be integrated successfully; costs related to the merger; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; and failure to obtain necessary stockholder approvals for the merger. For a detailed discussion of these and other cautionary statements, please refer to Lycos' and Terra's filings with the Securities and Exchange Commission.

          Investors and security holders are urged to read the proxy statement/prospectus regarding the merger when it is finalized and becomes available, because it will contain important information. Lycos and Terra will file the proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the final proxy statement/prospectus (when it is available) and other documents filed by Lycos and Terra with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from Lycos or Terra.


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               TELEFONICA, TERRA, LYCOS AND BERTELSMANN REAFFIRM
                       COMMITMENT TO TERRA LYCOS MERGER


WALTHAM, Mass., July 26, 2000 -- Terra Networks, S.A. (MC: TRR; NASDAQ: TRRA), Lycos, Inc. (NASDAQ: LCOS), Telefonica S.A. and Bertelsmann today reaffirmed their strong commitment to the Terra Lycos merger.

Bob Davis, president and CEO of Lycos, said, "Our merger with Terra is on track to create a global powerhouse. All four companies remain strongly committed to completing this groundbreaking transaction because it is financially and strategically compelling for our shareholders. Telefonica considers Terra's acquisition of Lycos to be the cornerstone of its Internet strategy to be a global leader, and continues to reaffirm their commitment to the merger."

Davis added, "Terra shareholders have approved the merger. We also expect the rights offering that Telefonica is committed to underwrite to be accelerated to early September, and we expect the merger to be completed in October."

"Bertelsmann is pleased to be the preferred content provider of the Terra Lycos alliance," Thomas Middelhoff, chairman and chief executive officer of Bertelsmann stated. "Terra and Lycos combined will be a powerful force in the global markets."

On June 28, 2000 Terra filed a Registration Statement with the Securities and Exchange Commission related to the combination of Terra and Lycos. The Registration Statement is subject to SEC review and after being finalized and becoming effective will include the definitive proxy statement/prospectus that will be used to solicit stockholder approval of the proposed acquisition by the stockholders of Lycos. The shareholders of Terra approved the acquisition on June 8, 2000.

About Terra Networks
Terra Networks is one of the leading providers of Internet access (ISP) and local-language interactive content and services to residential and small office/home office users in the Spanish- and Portuguese-speaking world. Its ISP business has more than 2 million customers. Its portals serve more than 700 million page-views and at the close of the most recent quarter had 63 million visits per month. Terra currently is the leader in Internet activities in Spanish- and Portuguese-speaking countries, including Spain, Argentina, Brazil, Mexico, Chile, Peru, Venezuela, Guatemala and the United States. Terra plans to launch new portals and Internet access services in its target markets.

About Lycos, Inc.
Founded in 1995, Lycos, Inc. is a leading Web media company and owner of the Lycos Network, one of the most visited hubs on the Internet reaching nearly one out of every two U.S. Web users. The Lycos Network is a unified set of Web sites, attracting a diverse audience by offering a variety of services, including leading Web search and navigation resources; Web community and communications services including free homepage building, free Web-based e-mail, clubs, chat, instant messaging; a personalized My Lycos start page; a comprehensive shopping center featuring more than 3,100 merchants; and an assortment of compelling content such as games, music, news, fun and educational information and activities for kids as well as information about investing, technology, entertainment, sports, small business, travel and more. The Lycos Network is composed of Lycos.com, Tripod, WhoWhere, Angelfire, MailCity, HotBot, HotWired, Wired News, Webmonkey, Sonique, Quote, Gamesville, Lycos Zone and


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                                       3

Matchmaker. Headquartered near Boston in Waltham, Mass., Lycos, Inc. is a global Internet leader with a major presence throughout the U.S., Europe, Asia, Canada and Latin America.

On May 16, Lycos, Inc. entered into a definitive agreement with Terra Networks, S.A. (MC: TRR; NASDAQ: TRRA), a global Internet company and the leading provider of Internet access and interactive content and services to the Spanish- and Portuguese-speaking world, under which Terra will acquire Lycos in a stock-for-stock transaction. Upon completion of the transaction, Lycos shareholders will own approximately 41.6% to 49.9% of the new company, Terra Lycos. The formation of Terra Lycos is subject to shareholder and regulatory approval.

About Telefonica
Telefonica, S.A. is the largest supplier of telecommunications services in the Spanish- and Portuguese-speaking world. Through affiliate companies in Latin America, Europe, North Africa and the United States, the Telefonica Group services a potential market of more that 550 million customers in 17 countries. With 23 billion euros in 1999 revenues, Telefonica is also Spain's largest company in terms of profits, assets, market capitalization and employment. As of March, 2000, the companies in the Telefonica Group had a total of 62.4 million customers in Spain and abroad. The group manages 39.5 million fixed telephone lines, 21.8 million cellular clients (making it one of the world's top five mobile telephony providers), and 1.1 million KTV customers.

About Bertelsmann
Bertelsmann is the third-largest media company in the world, with consolidated revenues of approximately $16.4 billion. The company has significant interests in all areas of media, including books (Random House); magazine and newspaper publishing (Gruner + Jahr); music (BMG Entertainment); television (in Europe, CLT-UFA); multimedia (Lycos Europe and barnesandnoble.com, a joint venture with Barnes & Noble, Inc.); film; and radio. With more than 600 individual companies, Bertelsmann currently employs nearly 72,000 people in 54 countries.

Forward Looking Statements
This release contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Terra's and Lycos's businesses will not be integrated successfully; costs related to the merger; failure of the Terra or Lycos stockholders to approve the merger; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

For a detailed discussion on these and other cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-1 filing that became effective in November 1999, and Lycos's filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Condition" of the Management's Discussion and Analysis in its Form 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos's S-3 filing that became effective in March, 2000.


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                                       4

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Terra and Lycos. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Terra and Lycos with the Commission at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Terra or Lycos.

                                     # # #
Contacts:

Michele Perry              Billee Howard
Lycos, Inc.                Shandwick International
781-370-2678               646-658-8119
mperry@lycos.com           bhoward@shandwick.com